15027706

SECU[...]SION

Washington, D.C. 20549

RECEIVED
OCT 0 2 2015
SEC MAIL PROCESSING SECTION
WASH, D.C.
189

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 50094

AMENDMENT

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Security Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lynnhaven Pkwy, Ste 310
(No. and Street)

Virginia Beach	VA	23452
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeannine Youngs 757-431-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PB Mares, LLP
(Name – *if individual, state last, first, middle name*)

150 Boush St, Ste 400	Norfolk	VA	23510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc., as of June 30th, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANGELICA LYNNE SOFIA-RITA OLIVIER
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
COMMISSION NUMBER 7164167

my commission expires 1/31/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Security Management, Inc.

Report to the Board of Directors and Management
June 30, 2015

PBMares[SM]

ASSURANCE, TAX & ADVISORY SERVICES

PBMares

August 21, 2015

To the Board of Directors and Management
Financial Security Management, Inc.
Virginia Beach, Virginia

We are pleased to present this report related to our audit of the financial statements of Financial Security Management, Inc. (the Company) for the year ended June 30, 2015. This report summarizes certain matters required by professional standards to be communicated to you in your oversight responsibility for Financial Security Management, Inc.'s financial reporting process.

This report is intended solely for the information and use of the Board of Directors and management and is not intended to be, and should not be, used by anyone other than these specified parties. It will be our pleasure to respond to any questions you have about this report. We appreciate the opportunity to continue to be of service to Financial Security Management, Inc.

PBMares, LLP

PBMares, LLP

Contents

Required Communications

Public Company Accounting Oversight Board (PCAOB) auditing standards require the auditor to promote effective two-way communication between the auditor and those charged with governance. Consistent with this requirement, the following summarizes our responsibilities regarding the financial statement audit as well as observations arising from our audit that are significant and relevant to your responsibility to oversee the financial reporting process.

Area	Comments
Our Responsibilities With Regard to the Financial Statement Audit	Our responsibilities under PCAOB auditing standards have been described to you in our arrangement letter dated April 28, 2015, and our letter to those charged with governance dated April 28, 2015. Our audit of the financial statements does not relieve management or those charged with governance of their responsibilities which are also described in those letters.
Overview of the Planned Scope and Timing of the Financial Statement Audit	We completed the audit in accordance with the planned scope and timing previously communicated to you.
Accounting Policies and Practices	**Preferability of Accounting Policies and Practices** Under generally accepted accounting principles, in certain circumstances, management may select among alternative accounting practices. In our view, in such circumstances, management has selected the preferable accounting practice. **Adoption of, or Change in, Accounting Policies** Management has the ultimate responsibility for the appropriateness of the accounting policies used by the Company. The Company did not adopt any significant new accounting policies, nor have there been any changes in existing significant accounting policies during the current period. **Significant or Unusual Transactions** We did not identify any significant or unusual transactions or significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus. **Management's Judgments and Accounting Estimates** Summary information about the process used by management in formulating particularly sensitive accounting estimates and about our conclusions regarding the reasonableness of those estimates is in the attached Summary of Significant Accounting Estimates.
Audit Adjustments	Management provided us with one deferred tax and income tax expense/payable adjustment subsequent to the original trial balance presented to us to begin our audit.
Uncorrected Misstatements	Uncorrected misstatements are summarized in the attached Summary of Uncorrected Misstatements.
Disagreements With Management	We encountered no disagreements with management over the application of significant accounting principles, the basis for management's judgments on any significant matters, the scope of the audit, or significant disclosures to be included in the financial statements.

Area	Comments
Consultations With Other Accountants	We are not aware of any consultations management had with other accountants about accounting or auditing matters.
Significant Issues Discussed With Management	No significant issues arising from the audit were discussed with or the subject of correspondence with management.
Significant Difficulties Encountered in Performing the Audit	We did not encounter any significant difficulties in dealing with management during the audit.
Letter Communicating No Material Weaknesses in Internal Control Over Financial Reporting	Communication related to material weaknesses (if applicable) in internal control over financial reporting is attached as Exhibit A.
Significant Written Communications Between Management and Our Firm	Copies of significant written communications between our firm and the management of the Company, including the representation letter provided to us by management, are attached as Exhibit B.

Financial Security Management, Inc.
Summary of Significant Accounting Estimates
Year Ended June 30, 2015

Accounting estimates are an integral part of the preparation of financial statements and are based upon management's current judgment. The process used by management encompasses their knowledge and experience about past and current events and certain assumptions about future events. You may wish to monitor throughout the year the process used to determine and record these accounting estimates. The following describes the significant accounting estimates reflected in the Company's June 30, 2015, financial statements.

Estimate	Accounting Policy	Management's Estimation Process	Basis for Our Conclusions on Reasonableness of Estimate
Commissions Receivable and Payable	Commissions receivable and payable are estimated and recorded as necessary as part of the year-end close to accurately report for the audit and FOCUS report.	Management estimates certain June commissions based on the previous quarters income and expense.	We evaluated the key factors and assumptions used to develop the estimate in determining that it is reasonable in relation to the financial statements taken as a whole.
Deferred Income Taxes	Income taxes are evaluated for items that result in timing differences for deferred tax assets and liabilities. Management will determine if a valuation allowance is necessary for deferred tax assets.	Management has identified timing differences consistent with prior years' analysis, and has evaluated the likelihood that deferred tax assets will be realized.	We evaluated the key factors and assumptions used to develop the estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Financial Security Management, Inc.
Summary of Uncorrected Misstatements
Year Ended June 30, 2015

During the course of our audit, we accumulated uncorrected misstatements that were determined by management to be immaterial, both individually and in the aggregate, to the financial position, results of operations, and cash flows and to the related financial statement disclosures. Following is a summary of those differences.

	Effect—Increase (Decrease)				
Description	Assets	Liabilities	Equity	Revenue	Expense
Commission Payable/Expense	$ -	$ 1,583	$ (1,583)	$ -	$ 1,583
Total effect				$ -	$ 1,583
Balance sheet effect	$ -	$ 1,583	$ (1,583)		

Exhibit A—Letter(s) Communicating Significant Deficiencies and Material Weaknesses in Internal Control Over Financial Reporting

PBMares[SM]

To Board of Directors of
Financial Security Management, Inc.
Virginia Beach, Virginia

In planning and performing our audit of the financial statements of Financial Security Management, Inc. (the "Company") as of and for the year ended June 30, 2015, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the Company's internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States).

We noted no deficiencies in the Company's internal control over financial reporting and its operation that we consider to be a material weakness as defined above as of June 30, 2015.

This report is intended solely for the information and use of management and the Board of Directors of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PBMares, LLP

Norfolk, Virginia
August 21, 2015

Exhibit B—Significant Written Communications between Management and Our Firm

FINANCIAL SECURITY MANAGEMENT INC
MEMBER FINRA/SIPC

September 24, 2014

PBMares, LLP
150 Boush Street, Suite 400
Norfolk, VA 23510

AUDIT OF FINANCIAL STATEMENTS

The following representations are provided in connection with the re-issuance of your audit of the financial statements of Financial Security Management, Inc., which comprise the statements of financial condition as of June 30, 2015 and 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the years, then ended, and the related notes to the financial statements, for the purpose of expressing an opinion on whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

This letter is an update to the representations previously signed on September 24, 2015.

We confirm, to the best of our knowledge and belief, as of September 24, 2015:

1. No information has come to our attention that any of the previous representations made as of August 21, 2015 should be modified.
2. No other events have occurred subsequent to August 21, 2015 or June 30, 2015 that would required adjustment to, or disclosure in the financial statements.

Financial Security Management, Inc.

Reginald C. Corinaldi, President

Jeannine Youngs, Controller

575 Lynnhaven Parkway Suite 310 Virginia Beach, VA 23452 Tel: 757-431-1414 Fax: 757-431-1991
www.gofsg.com

Financial Security Management, Inc.
Summary of Uncorrected Misstatements
Year Ended June 30, 2015

During the course of our audit, we accumulated uncorrected misstatements that were determined by management to be immaterial, both individually and in the aggregate, to the financial position, results of operations, and cash flows and to the related financial statement disclosures. Following is a summary of those differences.

	Effect—Increase (Decrease)				
Description	Assets	Liabilities	Equity	Revenue	Expense
Commission Payable/Expense	$	$1,583	$(1,583)	$	$1,583
Total effect				$	$1,583
Balance sheet effect	$	$1,583	$(1,583)		

PBMares[SM]

To the Board of Directors of
Financial Security Management, Inc.
Virginia Beach, Virginia

Internal control is defined as … "a process—affected by an entity's Board of Directors, Management, and other personnel—designed to provide reasonable assurance regarding the achievement of objectives in the following categories: (a) reliability of financial reporting, (b) effectiveness and efficiency of operations, and (c) compliance with applicable laws and regulations."…

Prevention is the key word when assessing the effectiveness of internal control. A good system may detect an error or even fraud, but a truly effective system is preventive rather than detective. This basic tenet should be held paramount in the design of internal control. "Segregation of duties" remains as important in today's technology age as it always has, as is limiting the number of individuals with access to Company assets by separating authorization, recording and custodian responsibilities. Building on these foundations, the Company can continue to further develop their procedures and controls to strengthen internal controls to fully meet the definition above. Monitoring and updating internal controls is an on-going process that must keep pace with the ever changing business world and the Company's operations.

RECOMMENDATIONS

During the course of audit, we identified the following compliance matters that could strengthen the Company's control environment.

Review of FOCUS Report
The Controller prepares the FOCUS report and the President of the Company performs a high-level review. Various misclassifications resulted in an amendment of the June 30, 2015 FOCUS report. We recommend that the new Controller prepare the FOCUS report, and the old Controller who will now work in a consulting capacity perform a detailed review to ensure the accuracy of the report.

This communication is intended solely for the information and use of management, the Board of Directors, and others within the Company, and is not intended to be, and should not be, used by anyone other than these specified parties.

PBMares, LLP

Norfolk, Virginia
August 21, 2015